SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 8)*

                        Continental Airlines, Inc.
                             (Name of Issuer)

                           Class A Common Stock
                      (Title of Class of Securities)

                                 210795209
                              (CUSIP Number)

                             James J. O'Brien
                        201 Main Street, Suite 2420
                         Fort Worth, Texas  76102
                              (817) 871-4000
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                              April 24, 1998
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Class A shares reported herein is 8,532,166, which constitutes approximately 74.7% of the total number of Class A shares outstanding. The foregoing ownership percentages set forth herein assume that there are 11,418,932 shares of the Class A Stock outstanding following the exercise of warrants described herein. The number of outstanding shares of Class A Common Stock as reported in the Issuer's most recent quarterly report was 8,379,464.

1.   Name of Reporting Person:

     Air Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/
3.   SEC Use Only

4.   Source of Funds:  OO-Partnership Contributions; Advance From
                                Non-Affiliate
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                           / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:
                         Class A - 8,302,656 (1)
Number of
Shares
Beneficially             8.   Shared Voting Power: -0-
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 8,302,656 (1)
Person With
                    10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,302,656

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                       /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 72.7% (2)

14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, 1992 Air GP and Air II General, Inc. Additionally, the voting and dispositive power may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2) Assumes that there are 11,418,932 shares of Class A Common Stock outstanding following the exercise of warrants by Air Partners, L.P., as reported in Item 5(c) herein.

1.   Name of Reporting Person:

     1992 Air GP

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/
3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: -0-

Number of           8.   Shared Voting Power:
Shares                        Class A - 8,302,656 (1)(2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power: -0-
Reporting
Person With

                    10.  Shared Dispositive Power:
                         Class A - 8,302,656 (1)(2)


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,302,656(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 72.7% (3)

14.  Type of Reporting Person: PN

-------------
(1) Power is exercised through its majority general partner, 1992 Air, Inc.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
     Item 6 hereof.
(3) Assumes that there are 11,413,932 shares of Class A Common Stock outstanding following the exercise of warrants by Air Partners, L.P., as reported in Item 5(c) herein.

1.   Name of Reporting Person:

     Air II General, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:  -0-

Number of           8.   Shared Voting Power:
Shares                        Class A - 8,302,656 (1)(2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power: -0-
Reporting
Person With              10.  Shared Dispositive Power:
                         Class A - 8,302,656 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,302,656 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 72.7% (3)

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its controlling shareholder, David
     Bonderman.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
     Item 6 hereof.
(3) Assumes that there are 11,418,932 shares of Class A Common Stock outstanding following the exercise of warrants by Air Partners,
          L.P., as reported in Item 5(c) herein.

1.   Name of Reporting Person:

     1992 Air, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:
                         Class A - 213,110 (1)

Number of           8.   Shared Voting Power:
Shares                        Class A - 8,302,656 (1)(2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 213,110 (1)
Person With
                    10.  Shared Dispositive Power:
                         Class A - 8,302,656 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,515,766 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 74.6% (3)

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its controlling shareholder, David
     Bonderman.
(2) Solely in its capacity as the majority general partner of 1992 Air GP with respect to 8,302,656 shares. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(3) Assumes that there are 11,418,932 shares of Class A Common Stock outstanding following the exercise of warrants by Air Partners,
          L.P., as reported in Item 5(c) herein.

1.   Name of Reporting Person:

     David Bonderman

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.

                    7.   Sole Voting Power:
                         Class A - 229,510 (1)
                         Class B - 862,933 (2)

Number of           8.   Shared Voting Power:
Shares                        Class A - 8,302,656 (3)
Beneficially
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 229,510 (1)
Person With                   Class B - 862,933 (2)

                    10.  Shared Dispositive Power:
                         Class A - 8,302,656 (3)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,532,166 (1)(3)
                    Class B - 871,933 (2)(6)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 74.7% (4)
                    Class B - 1.7% (2)(5)

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 16,400 shares and in his capacity as controlling shareholder of 1992 Air, Inc. with respect to 213,110 shares.
(2) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 682,448 shares of the Issuer's Class B Common Stock.
(3) Solely in his capacities as the controlling shareholder of each of Air II General, Inc. and 1992 Air, Inc. with respect to 8,302,656 shares Class A Common Stock held by Air Partners, L.P. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(4) Assumes that there are 11,418,932 shares of Class A Common Stock outstanding following the exercise of warrants by Air Partners, L.P., as reported in Item 5(c) herein.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 50,960,663 shares of Class B Common Stock outstanding which includes the director options held by Mr. Bonderman.
(6) Includes 9,000 shares of Class B Common Stock that may be acquired by Mr. Bonderman upon the exercise of outside director stock options.

1.   Name of Reporting Person:

     Bonderman Family Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  WC

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:
                         Class A - 16,400 (1)
                         Class B - 682,448 (1)

Number of           8.   Shared Voting Power:
Shares                        Class A - 140,364 (2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 16,400 (1)
Person With                   Class B - 682,448 (1)

                    10.  Shared Dispositive Power:
                         Class A - 140,364 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 156,764 (2)
                    Class B - 682,448

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 1.4% (3)
                    Class B - 1.3% (4)

14.  Type of Reporting Person: PN

------------
(1)  Power is exercised through its general partner, David Bonderman.
(2) Bonderman Family Limited Partnership also holds a limited partnership interest in Air Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Bonderman Family Limited Partnership may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interest. Pursuant to Rule 13d-4 under the Act, Bonderman Family Limited Partnership disclaims beneficial ownership of all such shares.
(3) Assumes that there are 11,418,932 shares of Class A Common Stock outstanding following the exercise of warrants by Air Partners, L.P., as reported in Item 5(c) herein.
(4) Percentage is based on 50,951,663 outstanding shares of Class B Common Stock, as reported in the Issuer's most recent quarterly report.

1.   Name of Reporting Person:

     Bondo Air Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: -0-
Number of
Shares                   8.   Shared Voting Power:
Beneficially                  Class A - 1,403,664 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person With
                    10.  Shared Dispositive Power:
                         Class A - 1,403,664 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 1,403,664 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /X/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 12.3% (2)

14.  Type of Reporting Person: PN

-----------
(1) Solely in its capacity as a limited partner of Air Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Bondo Air Limited Partnership ("Bondo Air") may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.
(2) Assumes that there are 11,418,932 shares of Class A Common Stock outstanding following the exercise of warrants by Air Partners,
          L.P., as reported herein in Item 5(c).

1.   Name of Reporting Person:

     Alfredo Brener

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6. Citizenship or Place of Organization: Alfredo Brener is a citizen of Mexico.

                    7.   Sole Voting Power: -0-

Number of
Shares                   8.   Shared Voting Power:
Beneficially                  Class A - 1,382,609 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person With

                    10.  Shared Dispositive Power:
                         Class A - 1,382,609 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 1,382,609 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 12.1% (2)

14.  Type of Reporting Person: IN

------------
(1) Because Alfredo Brener, through a limited partnership whose corporate general partner he controls, owns warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Alfredo Brener may be deemed to beneficially own 98.5% of the shares of Class A Common Stock beneficially owned by Bondo Air or that may be deemed to be beneficially owned by Bondo Air that are attributable to Bondo Air's limited partnership interest in Air Partners. Pursuant to Rule 13d-4 under the Act, Mr. Brener disclaims beneficial ownership of all such shares.
(2) Assumes that there are 11,418,932 shares of Class A Common Stock outstanding following the exercise of warrants by Air Partners, L.P., as reported in Item 5(c) herein.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 8, 1995, as amended by Amendment No. 1 dated August 11, 1995, Amendment No. 2 dated April 3, 1996, Amendment No. 3 dated April 26, 1996, Amendment No. 4 dated May 13, 1996, Amendment No. 5 dated December 6, 1996, Amendment No. 6 dated June 6, 1997 and Amendment No. 7 dated January 30, 1998 (the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $.01 per share ("Class A Stock"), of Continental Airlines, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by adding the following:

     On April 24, 1998, Air Partners exercised warrants with an aggregate exercise price of $28,356,015 to purchase 3,039,468 shares of Class A Stock, as more fully described in Item 5(c) herein. The full exercise price of the warrants was loaned to Air Partners by Northwest pursuant to the terms of the Investment Agreement.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties as follows:

     (a)

     AIR PARTNERS

     The aggregate number of shares of the Class A Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 8,302,656, which constitutes approximately 72.7% of the outstanding shares of such stock.

     1992 AIR GP

     Because of its position as one of two general partners of Air
Partners, 1992 Air GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,302,656 shares of the Class A Stock, which constitutes approximately 72.7% of the outstanding shares of such stock.

     AIR II

     Because of its position as one of two general partners of Air
Partners, Air II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,302,656 shares of the Class A Stock, which constitutes approximately 72.7% of the outstanding shares of such stock.

     AIR, INC.

     Because of its position as one of two general partners of 1992 Air
GP, and because of its direct ownership of 213,110 shares of the Class A Stock, Air, Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 8,515,766 shares of the Class A Stock, which constitutes approximately 74.6% of the outstanding shares of such stock.

     BONDERMAN

     Because of his position as the controlling shareholder of each of Air
II and Air, Inc., and as the general partner of Bonderman Family, and because he holds director stock options to acquire 9,000 shares of the Class B Stock, and because of his direct ownership of 180,483 shares of the Class B Stock, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 8,532,166 shares of the Class A Stock, which constitutes approximately 74.5% of the outstanding shares of such stock, and
(ii) an aggregate 871,933 shares of the Class B Stock, which constitutes approximately 1.7% of the 50,960,663 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     BONDERMAN FAMILY

     The aggregate number of shares of the Class A Stock that Bonderman
Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 156,764, 16,400 shares of which Bonderman Family owns directly and 140,364 shares of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. In the aggregate, such shares of Class A Stock constitute approximately 1.3% of the outstanding shares of such stock. The aggregate number of shares of the Class B Stock that Bonderman Family owns, beneficially, pursuant to Rule 13d-3 under the Act, is 682,448 which constitutes approximately 1.4% of the 50,951,663 shares of such stock outstanding. Pursuant to Rule 13d-4 under the Act, Bonderman Family disclaims beneficial ownership of all shares attributable to Bonderman Family's limited partnership interest in Air Partners.

     BONDO AIR

     Because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 1,403,664 shares of the Class A Stock, which constitutes approximately 12.3% of the outstanding shares of such stock. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.

     BRENER

     Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 1,382,609 shares of the Class A Stock, which constitutes approximately 12.1% of the outstanding shares of such stock. Pursuant to Rule 13d-4 under the Act, Brener disclaims beneficial ownership of all such shares.

     To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Class A Stock or the Class B Stock.

     (b)

     AIR PARTNERS

     Acting through its two general partners, Air Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,302,656 shares of the Class A Stock. Additionally, the voting and dispositive power with respect to such shares of Class A Common Stock held by Air Partners may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners as further described in Item 6 hereof.

     1992 AIR GP

     In its capacity as one of two general partners of Air Partners, and acting through its majority general partner, 1992 Air GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,302,656 shares of the Class A Stock.

     AIR II

     In its capacity as one of two general partners of Air Partners, and acting through its controlling shareholder, Air II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,302,656 shares of the Class A Stock.

     AIR, INC.

     In its capacity as the majority general partner of 1992 Air GP, and acting through its controlling shareholder, Air, Inc. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,302,656 shares of the Class A Stock. Air, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,110 shares of the Class A Stock.

     BONDERMAN

     In his capacity as the controlling shareholder of each of Air II and Air, Inc., Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,302,656 shares of the Class A Stock. In his capacity as the controlling shareholder of Air, Inc., Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an additional 213,110 shares of the Class A Stock. In his capacity as sole general partner of Bonderman Family, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of the Class A Stock and 682,448 shares of the Class B Stock. Bonderman also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 180,483 shares of Class B Stock owned directly by him. Additionally, because of Bonderman's ownership of direct and indirect limited partnership interests in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Class A Stock beneficially owned by Air Partners attributable to such limited partnership interests in Air Partners.

     BONDERMAN FAMILY

     Acting through its sole general partner, Bonderman Family has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of the Class A Stock and 682,448 shares of the Class B Stock. Additionally, because of its ownership of a limited partnership interest in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman Family may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 140,364 shares of Class A Stock.

     BONDO AIR

     In its capacity as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,403,664 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners.

     BRENER

     Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,382,609 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners.

     (c) Pursuant to the terms of the Investment Agreement, on April 24, 1998, Air Partners exercised all warrants held by it to purchase shares of the Class A Stock. Air Partners purchased 2,298,134 shares of Class A Stock at an exercise price of $7.50 per share, and 741,334 shares of Class A Stock at an exercise price of $15.00 per share.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Class A Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by adding the following:

     In connection with the exercise of warrants described in Item 5(c) above, on April 24, 1998, Air Partners received from Northwest, pursuant to the Investment Agreement, funds in an amount equal to the aggregate exercise price of the warrants. The obligation of Air Partners to repay such loan is evidenced by a promissory note executed and delivered by Air Partners and payable to Northwest, a copy of which is attached hereto as Exhibit 4.12. The note is secured by a pledge of the shares of the Class A Stock issued upon exercise of the warrants. A copy of the pledge agreement is attached hereto as Exhibit 4.13.

     Except as disclosed in this Schedule 13D (including the original
Schedule 13D filing, as amended), the Reporting Persons know of no contracts, arrangements, understandings or relationships between or among themselves, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 4.12 Promissory Note dated as of April 24, 1998 executed by Air Partners, L.P. and payable to Northwest Airlines Corporation, filed herewith.

Exhibit 4.13 Pledge Agreement dated as of April 24, 1998 between Air Partners, L.P. and Northwest Airlines Corporation, filed herewith.

Exhibit 99.1   Agreement pursuant to Rule 13d-1(l)(iii), filed herewith.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated: April 28, 1998


                              AIR PARTNERS, L.P.

                              By:  1992 AIR GP,
                                   General Partner

                                   By:  1992 AIR, INC.,
                                        General Partner


                                        By:/s/James J. O'Brien
                                              James J. O'Brien,
                                              Vice President

                              1992 AIR GP

                              By:  1992 AIR, INC.,
                                   General Partner


                                   By:/s/James J. O'Brien
                                         James J. O'Brien,
                                         Vice President

                              AIR II GENERAL, INC.

                              By:/s/James J. O'Brien
                                    James J. O'Brien,
                                    Vice President

                              1992 AIR, INC.

                              By:/s/James J. O'Brien
                                    James J. O'Brien,
                                    Vice President

                              /s/James J. O'Brien
                              James J. O'Brien,
                              Attorney-in-Fact for each of:
                              DAVID BONDERMAN (1)
                              ALFREDO BRENER (2)

                              BONDERMAN FAMILY LIMITED PARTNERSHIP

                              By:  David Bonderman, general partner


                              By:/s/James J. O'Brien,
                              Attorney-in-Fact for DAVID BONDERMAN(1)



                              BONDO AIR LIMITED PARTNERSHIP

                              By:  1992 AIR, INC.,
                                   General Partner

                                   By:/s/James J. O'Brien
                                        James J. O'Brien,
                                        Vice President


(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman was previously filed with the Commission.

(2) A Power of Attorney authorizing James J. O'Brien to act on behalf of Alfredo Brener was previously filed with the Commission.

                               EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

   4.1 Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.2 Warrant Agreement, dated as of April 27, 1993, by and between the Issuer and the Warrant Agent as defined therein, previously filed.

   4.3 Registration Rights Agreement dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.4 Form of Lock Up Agreement between Air Partners and Goldman Sachs International, previously filed.

   4.5 Form of Lock Up Agreement between each Partner of Air Partners and the Issuer, previously filed.

   4.6 Form of Assignment of Registration Rights by Air Partners in favor of each Partner of Air Partners, previously filed.

   4.7 Amendment to Subscription and Stockholders' Agreement, dated as of April 19, 1996, among Air Partners, Air Canada and the Issuer, previously filed.

   4.8 Amended and Restated Registration Rights Agreement, dated as of April 19, 1996 among the Issuer, Air Partners, and Air Canada, previously filed.

   4.9 Warrant Purchase Agreement, dated as of May 2, 1996, by and between the Issuer and Air Partners, previously filed.

   4.10 Warrant Purchase Agreement, dated as of May 27, 1997, by and between the Issuer and Air Partners, previously filed.

   4.11 Investment Agreement dated as of January 25, 1998, among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners and the other parties named therein, previously filed.

   4.12 Promissory Note dated as of April 24, 1998 executed by Air Partners, L.P. and payable to Northwest Airlines Corporation, filed herewith.

   4.13 Pledge Agreement dated as of April 24, 1998 between Air Partners, L.P. and Northwest Airlines Corporation, filed herewith.

  24.1 Power of Attorney dated August 7, 1995, by Alfredo Brener, previously filed.

  99.1         Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

  99.2 Amended and Restated Limited Partnership Agreement of Air Partners, L. P., together with the first amendment thereto, previously filed.

  99.3 Second and Third Amendments to the Amended and Restated Limited Partnership Agreement of Air Partners, L.P., previously filed.